www.linkedin.com/in/emma-bates-288a89a0 (LinkedIn)

Top Skills

Writing

English

Photoshop

Languages

English (Native or Bilingual)

Emma Bates

co-founder + ceo, Diem | forbes 30u30 2022 | techstars NYC 2020
New York, New York, United States

Experience

Diem
co-founder + CEO
September 2020 - Present (4 years 5 months)
Greater New York City Area

Diem is building a social search engine, powered by community conversations
& Diem AI. Our vision is to build a community layer to searching the internet.

It's a dedicated place for people to search, collect, discover, and share
information, inspired by the way women have been passing knowledge to
each other for centuries. Think of it like the best and biggest group chat you've
ever been a part of, where all the important, silly, quick, private, and frenetic
knowledge you share is organized and stored for everyone to benefit from.

join via iOS: https://apps.apple.com/us/app/diem-social-universe/
id1524855792
join via web: https://app.askdiem.com/discover
sign up for our weekly newsletter: https://diemnewsletter.substack.com/

collective media
Founding Member
January 2023 - Present (2 years 1 month)

Freelance, self-employed
Brand Marketing & Partnerships Strategist
July 2019 - June 2020 (1 year)
Greater New York City Area

Away
Head of Global Marketing
August 2016 - September 2019 (3 years 2 months)
Greater New York City Area

Whalar
Head of Community

October 2015 - July 2016 (10 months)

World of Wanderlust
Weekly UK + USA Contributor
May 2015 - July 2016 (1 year 3 months)
London

Shore Projects
Community & Content Production Manager
August 2015 - March 2016 (8 months)
Soho, London

Adjust Your Set
Intern
July 2014 - August 2014 (2 months)
London

freuds
Intern
August 2013 - September 2013 (2 months)
London

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Education

King's College London
Bachelor of Arts (B.A.) Hons, War Studies · (2012 - 2015)

Reigate Grammar School
 · (2005 - 2012)

King's College London
Bachelor of Arts - BA, War Studies